UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Mero 4 FPSO charter

—

Rio de Janeiro, August 2, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today a Letter of Intent with the company SBM Offshore for the chartering and provision of services of the FPSO Alexandre de Gusmão, to be installed in the Mero field, located in the pre-salt of the Santos Basin.

The FPSO, which stands for floating production, storage and oil transfer unit, will be the fourth platform in the definitive system for the Mero field and will have the capacity to process 180 thousand barrels of oil and 12 million cubic meters of gas per day. Production is scheduled to start in 2025. The chartering and service contracts will last 22 years and 6 months from the unit's final acceptance.

The project foresees the interconnection of 15 wells to the FPSO, 8 of which are oil producers, 6 water and gas injectors, and 1 convertible well from producer to gas injector, through a subsea infrastructure composed of rigid production and injection pipelines and flexible service pipelines.

The Mero field is the third largest in the pre-salt and is located in the Libra area, operated by Petrobras (40%) in partnership with Shell Brasil Petróleo Ltda. (20%), CNODC Brasil Petróleo e Gás Ltda. (10%), CNOOC Petroleum Brasil Ltda. (10%) and Pré-Sal Petróleo S.A. (PPSA), which is the manager of this contract.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer